THE INFORMATION CONTAINED HEREIN IS RESTRICTED AND IS NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OR ANY JURISDICTION IN WHICH SUCH PUBLICATION RELEASE OR DISTRIBUTION WOULD BE UNLAWFUL

4 May 2011

SCHEME OF ARRANGEMENT

COURT ORDERS CONVENING OF SCHEME MEETINGS

The directors of Allied Gold Limited (**Allied**) are pleased to announce that today, Wednesday 4 May 2011, the Supreme Court of Queensland made orders for the convening of two separate meetings of the shareholders and optionholders of Allied (**Scheme Meetings**) to vote on the two cross-conditional schemes of arrangement (**Schemes**).

If the Schemes are approved by shareholders and optionholders at the Scheme Meetings, a new UK domiciled company, Allied Gold Mining PLC, will become the holding company of Allied.

The Scheme Meetings will be held on 6 June 2011 at The Hilton Brisbane Hotel, 190 Elizabeth Street, Brisbane, Queensland. The optionholders scheme meeting will take place at 10.00am (AEST) and the shareholders scheme meeting will take place at 10.30am (AEST).

If the Schemes are implemented:

- Allied shareholders will receive one ordinary share or CHESS Depository Interest (**CDI**) in Allied Gold Mining PLC for every 6 Allied ordinary shares held by the shareholder;
- Allied optionholders will receive one option on the same terms and conditions as their existing option for every 6 Allied options held by the optionholder; and
- Allied depositary interest (**DI**) holders will receive one Allied Gold Mining PLC share for every 6 Allied DIs held by the DI holder,

except in the case of ineligible foreign shareholders, who will receive their scheme consideration in cash. Please see the scheme booklet for further details.

By issuing one Allied Gold Mining PLC share or option for every six Allied shares or options on issue, the number of securities issued by Allied Gold Mining PLC will be significantly reduced. Allied believes that a one for six capital consolidation will provide a capital structure that is more consistent with UK and North American general market practice of having a smaller number of higher value securities. It is believed this will enhance the marketability of Allied Gold Mining PLC securities.

Scheme Booklet and Option Explanatory Statement

Details of the Schemes, including details of how Allied shareholders, optionholders and DI holders can vote at the Scheme Meetings are set out in the scheme booklet. Allied optionholders should also refer to the option explanatory statement which will be issued to Allied optionholders in conjunction with the scheme booklet.

Allied will today lodge the scheme booklet and option explanatory statement with the Australian Securities and Investments Commission (**ASIC**).

The relevant scheme booklets, notice of scheme meetings and instructions on how to vote will be posted to Allied shareholders, optionholders and DI holders and lodged with the Australian Securities Exchange (**ASX**), the Toronto Stock Exchange (**TSX**) and Londons AIM Market (**AIM**) on Friday 6 May 2011.

Allied shareholders, optionholders and DI holders should read the scheme booklet (and if an optionholder, the option explanatory statement also) in its entirety before making a decision whether or not to vote in favour of the Schemes.

Independent Expert

The Independent Expert, Ernst & Young Transaction Advisory Services Limited, has concluded that the Schemes are in the best interests of Allied shareholders, optionholders and DI holders. A copy of the Independent Expert's Report is set out in Annexure A of the scheme booklet.

Director's Recommendation

The directors of Allied have carefully considered the Schemes and unanimously recommend that Allied shareholders, optionholders and DI holders vote in favour of the Schemes. Each of the directors of Allied intend to vote all Allied shares and options held by (or on behalf of) them in favour of the Schemes.

Second Court Hearing Date

If the Allied shareholders and optionholders approve the Schemes at their meetings on Monday 6 June 2011, the Supreme Court of Queensland will then need to grant final approval of the Schemes at a second court hearing scheduled for Monday 20 June 2011.

For further information please contact:

Allied Gold

Australia – Simon Jemison – Investor and Media +61-418-853-922

Canada – Rebecca Greco – Investor Relations +1 416-839-8610

London – David Simonson – C/. MerlinPR + 44(0) 20 7736 8400

Beaumont Cornish Limited (NOMAD)
Roland Cornish - +44 (0) 207 628 339